Acco Group Holdings Ltd.

Unit 2406, 24/F

Low Block, Grand Millennium Plaza

181 Queen’s Road Central, Hong Kong

March 31, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Jenny O’Shanick
Evan Ewing
Keira Nakada
Doug Jones

Re:	Acco Group Holdings Ltd.
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted February 18, 2025
CIK No. 0002038378

Ladies and Gentlemen:

We are in receipt of the comment letter dated February 26, 2025, regarding Acco Group Holdings Ltd. (the “Company,” “Acco,” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An amended Draft Registration Statement on Form F-1 (the “Form F-1/A”), which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1/A, is being submitted confidentially to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1/A.

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1.	In the fourth paragraph above the offering price table beginning “For the year ended June 30, 2023,” you continue to state for the year ended June 30, 2024 that you declared dividend of US$1,969,578 instead of US$1,959,678 disclosed elsewhere. Please revise.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the Cover Page to clarify that for the year ended June 30, 2024, our Operating Subsidiaries declared dividend of US$1,959,678 to their then shareholders.

2.

We note your revisions in response to prior comment 1 and reissue in full.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the Cover Page, Page 6 and 54 to clarify that for the year ended June 30, 2023, our Operating Subsidiaries declared dividend of approximately US$641,026 to their then shareholders. For the year ended June 30, 2024, our Operating Subsidiaries declared dividend of US$1,959,678 to their then shareholders. We have also revised the disclosure on the Cover Page, Page 6 and 54 to clarify that, apart from the distributions as disclosed above, as of the date of this prospectus, and for the years ended June 30, 2024 and 2023, there have been no other transfers of cash, dividends, or distributions among our Operating Subsidiaries. Acco, our Cayman Islands holding company, since its incorporation on May 31, 2024, has also not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by our subsidiaries to Acco.

While no direct cash transfers of dividends were made among our Operating Subsidiaries, a portion of these dividends was applied as an offset against related party balances. Specifically, during the years ended June 30, 2023, and 2024, unpaid dividends of US$332,692 and US$2,181,473, respectively, were utilized to settle related party balances, including amounts due from Mr. Yuen Yuk, Hau and Accolade IP Limited. These offsets were conducted as part of capital management initiatives and were contractually agreed upon among relevant parties. We have included additional disclosure quantifying the dividend offsets and referencing the movement of dividends payable table on page 54.

As far as the Group is concerned, we consider there are no material differences for either (i) using the unpaid dividends payables to offset against balance among related parties; and (ii) having the related parties to repay to amount due from them first and then having the Company to settle the unpaid dividend by cash. We have adopted approach (i) as this could avoid unnecessary cash inflow and outflow between the Group and its related parties in order to achieve the same results.

Given that the related party balances arise from working capital arrangements and advances provided by the Company to facilitate business operations of the related parties prior to the reorganization and are non-trade in nature, we respectfully advise the Staff that we do not expect similar offsetting transactions with related parties to occur in the future.

Regarding the other shareholders’ entitlement to the dividends declared (which were used for offsetting the amounts due from Mr. Yuen Yuk, Hau and Accolade IP Limited), Mr. Yuen Yuk, Hau had, out of his own personal financial resources, settled the amounts payable to these shareholders. Such shareholders had consented to such arrangements and accepted these as due settlement of their entitlements to the dividends.

Related Party Transactions, page 93

3.	We note your revised disclosure on page F-26 that Accolade IP Limited is related by common directors – Yuen Yuk, Hau and Cheung Po, Lui. However, this appears inconsistent with your disclosures regarding Accolade IP Limited on this page and on page 54. Please advise or revise.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that have revised the disclosure on Page 54 and 93 to reflect that Accolade IP Limited is related to Acco by common directors – Yuen Yuk, Hau and Cheung Po, Lui.

Report of Independent Registered Public Accounting Firm, page F-2

4.	It appears your auditor should revise their report to include an explanatory paragraph stating that the previously issued financial statements have been restated for the correction of misstatements. Refer to paragraphs .9 and .16-.17 of AS 2820 and paragraph .18 of AS 3101. Please revise or advise.

RESPONSE: We note the Staff’s comment. Our auditor has revised their report to include an explanatory paragraph stating that the previously issued financial statements have been restated to correct misstatements, in accordance with paragraphs .9 and .16-.17 of AS 2820 and paragraph .18 of AS 3101.

Please refer to page 61, the updated auditor’s report and Note 2.1 to the financial statements for further details.

5.	Given the totality of the revised amounts reported in this and the prior submission, along with revised/added disclosure in each, please have your auditors further explain to us why it is not appropriate to either dual date their report or revise the date of their report to a later date. If they believe dual dating is not appropriate, have them explain to us how they were able to verify all of the revisions made without performing additional audit procedures sufficient to revise the date of their report.

RESPONSE: We note the Staff’s comment. Our auditor has revised their report to include dual dated accordingly. Please refer the updated auditor’s report.

Consolidated Financial Statements, page F-3

6.	We note you restated your financial statements in response to prior comments 3 and 6. Please tell us why you have not labeled the affected statements as restated and provide the disclosure required under ASC 250-10-50-7, as applicable.

RESPONSE: We note the Staff’s comment. In response, we have revised our financial statements to clearly label the affected periods as “Restated” and provide the disclosure required under ASC 250-10-50-7, including a description of the nature of and reason for the restatement, the impact on each financial statement line item, and the cumulative effect on retained earnings as of the beginning of the earliest period presented, if any.

Please refer to page 61, the updated auditor’s report and Note 2.1 to the financial statements for further details.

Consolidated Statements of Cash Flows, page F-6

7.	Refer to your response to prior comment 3. You state in the response and disclose on page 54 and in the non-cash investing and financing activities section of the cash flows statements that noncash dividends were declared and offset against balances among related parties. It appears the amount that was offset against balances among related parties is the unpaid balance of dividends payable for dividends declared as reported in the statements of changes in shareholders’ equity. Please clarify for us and revise your disclosure as appropriate.

RESPONSE: We note the Staff’s comment. In response, we have revised the disclosure on page 54 to clarify that the amount offset against balances among related parties represents the unpaid portion of dividends payable declared, as reflected in the statements of changes in shareholders’ equity. The revised disclosure enhances the explanation of how the dividends declared were settled through non-cash transactions with related parties.

8.	Refer to your response to prior comment 4. Please tell us how the unpaid balance of dividends payable that was offset against related party balances in each of fiscal 2023 and 2024 is reflected in the related party transactions and activities disclosed starting on pages 54 and F-26. That is, provide us with a schedule that shows the related party balances that were offset by the unpaid balance of dividends payable and the extent offset. Of the dividends declared in each of fiscal 2023 and 2024, tell us each related party for which a dividend was declared and the amount of the dividend. Revise your disclosures to make clear how unpaid dividends were applied to offset related party balances.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure on Page 54 to enhance that disclosure regarding the dividend declared and how the unpaid balance of dividends payables was offset against balances among related parties. Also revised the disclosure on Page 54 and F-35 with a schedule that shows the related party balances that were offset by the unpaid balance of dividends payable and the extent offset.

9.	Please explain to us your consideration of accounting for unpaid dividends declared and applied as an offset against related party balances as compensation expense. In doing so, tell us the intent of the dividends declared to related parties for which amounts were due to you from the related parties and the intent of the related parties to repay to you amounts they owed before dividends were declared to them.

RESPONSE: We note the Staff’s comment and, in response hereto, respectfully advise the Company has carefully assessed the accounting treatment of unpaid dividends declared and applied as an offset against related party balances. Based on our analysis, we do not believe these transactions should be classified as compensation expense. Our assessment is as follow:

1.	Dividend Declaration and Related Party Balance Settlement

For the years ended June 30, 2023, and 2024, the Company’s operating subsidiaries declared dividends of US$641,026 and US$1,959,678, respectively. These dividends were intended as shareholder distributions and not as compensation for services.

For the years ended June 30, 2023, and 2024,, unpaid dividends payables of US$332,692 and US$2,181,473, respectively, were applied to offset amounts due from related parties as part of a structured capital management initiative.

The related party balances arose from working capital arrangements and advances provided by the Company to facilitate business operations of the related parties, and not from any services rendered by these related parties.

2.	Intent and Ability of Related Parties to Repay

Prior to the dividend declaration, the related parties had the intent and ability to repay the outstanding balances owed to the Company. The application of unpaid dividends as an offset against these balances was a mutually agreement method to streamline cash management, and did not originate from an inability to repay.

These balances represented short-term financial support to related parties and were expected to be settled in due course through cash repayment or other acceptable means.

3.	Accounting Treatment and U.S. GAAP

The unpaid dividends were applied purely as a capital management mechanism to efficiently settle outstanding related party balances and were not linked to any employment or service-based arrangement.

The transaction was recorded as a non-cash financing activity in accordance with ASC 230-10-50-4 (Non-Cash Transactions), as it did not involve any cash outflows from the Group.

Under ASC 710 (Compensation) and ASC 718 (Stock Compensation), compensation expense arises from payments made in exchange for services. Since the unpaid dividends were used to settle shareholder obligations rather than remunerate employees or directors, they do not meet the criteria for classification as compensation expense.

The Company’s application of unpaid dividends as an offset against related party balances aligns with ASC 210-20 (Right of Offset), which allows offsetting when the following criteria are met:

●	Legally enforceable right to offset:

The offset arrangement was contractually agreed upon by the related parties.

All shareholders explicitly consented to the use of unpaid dividends for settlement.

●	Intention to settle on a net basis:

The unpaid dividends and related party receivables were settled simultaneously, eliminating the need for separate cash transactions.

The offsetting transaction was part of a planned capital structure adjustment.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Cost of Revenues, page F-16

10.	Refer to your response to prior comment 6. Please disclose in this note that your cost of revenues includes costs associated with services performed by your employees and the types of those costs.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure on Page 67 and F-16 to disclose that our cost of revenues includes costs associated with services performed by your employees and the types of those costs.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq., or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

By:	/s/ Cheung Po, LUI
Name:	Cheung Po, LUI
Title:	Chief Executive Officer

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